Minnesota Life Insurance Company
A Securian Financial Group Affiliate
400 Robert Street North
St. Paul, MN 55101-2098
651.665.3455 Tel




Robert L. Senkler
Chairman and CEO




September 17, 2013



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata


Re:	Variable Annuity Account
	   Minnesota Life Insurance Company
	   File Numbers 333-140230 and 811-04294


Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-4, be declared effective September 19, 2013, or as soon thereafter as is practicable.

Sincerely,

/s/ Robert L. Senkler

Robert L. Senkler
President and CEO

RLS:kdj






September 17, 2013



Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C.  20549-4644
Attn:  Mr. Alberto Zapata


Re:	Variable Annuity Account
	   Minnesota Life Insurance Company
	   File Numbers 333-140230 and 811-04294


Dear Sir or Madam:

It is requested that the above-referenced Registration Statement, as filed and amended by the above-referenced separate account of Minnesota Life Insurance Company on Form N-4, be declared effective September 19, 2013, or as soon thereafter as is practicable.


Sincerely,

/s/ George I. Connolly

George I. Connolly
President and CEO

GIC:kdj